PNC Capital Markets LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities
Exchange Act of 1934
December 31, 2024

PNC Capital Markets LLC
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of PNC Capital Markets LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of PNC Capital Markets LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2025

We have served as the Company's auditor since 2007.

PricewaterhouseCoopers LLP, 301 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Capital Markets LLC
Statement of Financial Condition
December 31, 2024

(in thousands)

Assets

Cash and cash equivalents	$ 221,632
Cash and securities segregated under Federal and other regulations (see Note 6 for segregated securities)	13,627
Trade date receivable	189,201
Receivables from brokers, dealers and others	29,940
Receivables from customers	3,328
Other receivables (less allowance for credit losses: $710 thousand)	17,743
Securities owned - at fair value ($1.2 billion pledged)	
U.S. Treasury and government	58,165
Agency residential and commercial mortgage backed	1,539,196
State and municipal	125,399
Corporate debt	121,420
Resale agreements	390,798
Other assets	71,095
Total assets	**$ 2,781,544**

Liabilities

Repurchase agreements	$ 1,178,129
Securities sold not yet purchased - at fair value	
U.S. government and agencies	353,040
Corporate debt	83,444
Deferred revenue	3,948
Payable to brokers, dealers and others	2,213
Accrued salaries and benefits	69,817
Payable to customers	850
Other liabilities	38,681
Total liabilities	**1,730,122**
Member's equity	**1,051,422**
Total liabilities and member's equity	**$ 2,781,544**

The accompanying notes are an integral part of this financial statement.

PNC Capital Markets LLC
Notes to Financial Statement
December 31, 2024

1. **Organization**

    PNC Capital Markets, LLC ("PNCCM" or the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNCCM is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934. The Company is also a member firm of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Company underwrites, deals and trades in corporate securities, state and municipal obligations, and mortgage-backed securities. The Company also trades in U.S. government and agency securities, mortgage-backed securities, asset-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers. The Company also provides investment banking and advisory services for its clients.

    The Company's Board of Managers is responsible for the oversight of management of the Company.

2. **Significant Accounting Policies**

    Basis of Financial Statement Presentation
    The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

    We prepared this financial statement using estimates and assumptions that affect the amounts reported. Our most significant estimates pertain to our fair value measurements. Actual results may differ from the estimates, and the differences may be material to the financial statement.

    Cash and Cash Equivalents
    Cash and cash equivalents includes cash held at PNC Bank, N.A. (PNC Bank), an affiliate and wholly owned subsidiary of PNC. Cash and cash equivalents also include money market funds, which are highly liquid investments that are readily convertible to cash and have a dollar-weighted average maturity of 90 days or less.

    Cash and Securities Segregated Under Federal and Other Regulations
    Cash and securities segregated under Federal and other regulations represent cash and U.S. Treasury securities held in Special Reserve Accounts for the Exclusive Benefit of Customers. These cannot be used in the ordinary operations of the business.

    Receivables and Payables
    Trade date receivables include net receivables arising from unsettled trades. Receivables from brokers, dealers and others are recorded at cost and include receivables for underwriting and when the Company fails to deliver securities to a purchaser by the settlement date. Payables to brokers, dealers and others include payables for underwriting and when the Company fails to receive securities from a seller by the settlement date. Unsettled trades, including fails, are generally

cleared on a daily basis. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time.

Allowance for Credit Losses
Our allowance for credit losses (ACL), in accordance with the Current Expected Credit Losses (CECL) standard, requires the use of an expected credit loss methodology; specifically, current expected credit losses for the remaining life of the asset will be recognized at the time of the origination or acquisition. The in-scope assets, which consist of the Company's receivables, are presented at the net amount expected to be collected after deducting the ACL from the amortized cost basis of the asset. These receivables generally settle in cash within one year of origination.

Securities Transactions
Securities owned and securities sold, not yet purchased are accounted for at fair value. These securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. Refer to Note 10 for further information related to the Company's valuation methodologies under fair value measurement. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Receivables from and payables to customers primarily include amounts arising from securities transactions. In the event of fails to deliver or fails to receive securities, the Company records corresponding receivables from customers or payables to customers, respectively. The Company does not reflect the clients' underlying securities or derivative contracts on its Statement of Financial Condition.

Investment Banking Fees, Structuring Fees and Commissions
Refer to Note 14 for further information.

Loan Syndication Fees
We manage loan syndications and recognize the fees when the syndication is complete. We do not retain any of the loans on our Statement of Financial Condition.

Resale and Repurchase Agreements
In the normal course of business, the Company purchases securities under agreements to resell on terms which permit it to repledge or resell the securities to others. At December 31, 2024, the Company had obtained securities under resale agreements with a fair value of $392.3 million, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's agreements to resell or to satisfy its commitments under short sales. In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities. At December 31, 2024, the Company had sold securities under repurchase agreements with a fair value of $1.2 billion.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are U.S. government and agency obligations and corporate bonds and are carried at amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts.

It is the policy of the Company to take possession of securities purchased under agreements to resell. We monitor the market value of securities to be resold, and additional collateral may be

obtained where considered appropriate to protect against credit exposure. The counterparty on all repurchase and resale agreements at December 31, 2024 was PNC Bank.

Depreciation and Amortization
Premises and equipment, included within other assets on the Statement of Financial Condition, are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives (in years)
Furniture and equipment	5-10
Computer software	5
Internally developed software	1-5

Deferred Revenue
Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis.

Fair Value
U.S. government and agency, state and municipal, corporate debt, futures contracts, financial derivatives and securities sold, not yet purchased are recorded on the Statement of Financial Condition at fair value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price.

Many of the Company's assets and liabilities are financial in nature and, therefore, the Company tends to be sensitive to interest rate and other market movements. Disruptions in the liquidity or changes in other factors affecting the financial markets could materially impact our performance and the valuation of certain assets and liabilities.

The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 10, Fair Value of Financial Instruments.

Income Taxes
The Company is a single member limited liability company and is not subject to income tax nor is it required to recognize an allocation of consolidated current and deferred income tax expense in its separate financial statements.

Segment Reporting - Single Reportable Segment Entity
Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company operates and is managed on a consolidated basis as one operating segment. The Company has identified the Board of Managers, who is responsible for general oversight of the Company, as the CODM.

The CODM uses total assets, total liabilities, and member's equity as presented on the Statement of Financial Condition, and which are not measures of profit and loss, to make operational decisions while maintaining capital adequacy. Net capital (see Note 6) is measured in accordance with SEC rule 15c3-1.

3.   **Financial Derivatives**

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to economically hedge against risk positions associated with customer related trading activities. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to credit risk is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties and require security deposits which reduce credit risk. At December 31, 2024, the Company had gross notional futures contract commitments to purchase U.S. government obligations of $37.7 million. At December 31, 2024, the Company had gross notional futures contract commitments to sell U.S. government obligations of $37.5 million. The unrealized gain on these instruments at December 31, 2024 was $99 thousand and is reflected net of cash received as a component of other assets on the Statement of Financial Condition.

The Company enters into interest rate swap agreements with PNC Bank to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2024 was $58.8 million. The cumulative unrealized gains on these instruments at December 31, 2024 was $2.3 million, which is included in other assets on the Statement of Financial Condition. The Company received cash collateral of $2.3 million from PNC Bank related to these instruments at December 31, 2024.

The Company may use credit derivative contracts to mitigate against credit risk associated with commercial mortgage backed security positions. The total gross notional amount on the credit derivative contracts outstanding at December 31, 2024 was $110.0 million. The Company pledged cash collateral of $878 thousand to a third party related to these instruments at December 31, 2024.

The Company also utilizes forward contracts with third parties and with PNC Bank in the form of TBA ("To Be Announced") securities relating to mortgage-backed instruments. The total gross notional amount on the forward contracts at December 31, 2024 was $3.4 billion. The cumulative unrealized gains and losses on these instruments at December 31, 2024 was $21.9 million and $11.5 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition. The Company had $22.6 million in other assets and $11.0 million in other liabilities of associated cash collateral with the Depository Trust and Clearing Corporation at December 31, 2024.

We do not utilize a net presentation on the Statement of Financial Condition for those derivative financial instruments entered into with counterparties under legally enforceable master netting agreements. The master netting agreements reduce credit risk by permitting the closeout netting of various types of derivative instruments with the same counterparty upon the occurrence of an event of default. The master netting agreement also may require the exchange of cash or marketable securities to collateralize either party's net position. In certain cases, minimum thresholds must be exceeded before any collateral is exchanged. Collateral is typically exchanged daily based on the net fair value of the positions with the counterparty as of the preceding day.

The fair value of any securities held or pledged is not included in the net presentation on the Statement of Financial Condition. The following table shows the impact of legally enforceable master netting agreements on our derivative assets and derivative liabilities positions as of December 31, 2024. The table also includes the fair value of any securities collateral held or

pledged under these agreements. Cash and securities collateral amounts are included in the table only to the extent of the related net derivative fair values.

Refer to Note 4, Repurchase and Resale Agreements, for additional information related to resale and repurchase agreements offsetting.

Derivative Assets and Liabilities Offsetting

December 31, 2024	Gross Fair Value Derivative Assets	Amounts Offset Under Master Netting Agreements		Net Fair Value Derivative Assets	Collateral Held Under Master Netting Agreements	Net Amounts
(in thousands)		Fair Value Offset Amount	Cash Collateral			
Derivative assets						
Interest rate contracts (c)	$ 2,285	$ —	$ —	$ 2,285	$ 2,250	$ 35
Futures	1,267	—	—	1,267	—	1,267
TBA contracts (d)	21,883	—	—	21,883	10,974	10,909
Total derivative assets	$ 25,435	$ —	$ —	$ 25,435 (a)	$ 13,224	$ 12,211

December 31, 2024	Gross Fair Value Derivative Liabilities	Amounts Offset Under Master Netting Agreements		Net Fair Value Derivative Liabilities	Collateral Pledged Under Master Netting Agreements	Net Amounts
(in thousands)		Fair Value Offset Amount	Cash Collateral			
Derivative liabilities						
TBA contracts (d)	$ 11,525	$ —	$ —	$ 11,525	$ 11,525	$ —
Total derivative liabilities	$ 11,525	$ —	$ —	$ 11,525 (b)	$ 11,525	$ —

(a) Represents the derivative asset value included in other assets on the Statement of Financial Condition.
(b) Represents the derivative liability value included in other liabilities on the Statement of Financial Condition.
(c) If we had applied netting by our counterparties, our net asset would have been $35 thousand.
(d) If we had applied netting by our counterparties, our net asset and net liability would have been $16.5 million and $6.1 million, respectively, before consideration for Collateral Pledged Under Master Netting Agreements.

In addition to using master netting arrangements and related collateral agreements to reduce credit risk associated with derivative instruments, we also seek to minimize credit risk by entering into transactions with counterparties with high credit ratings and by using internal credit approvals, limits, and monitoring procedures. Collateral may also be exchanged under certain derivative agreements that are not considered master netting agreements.

Any nonperformance risk, including credit risk, is included in the determination of the estimated net fair value of the derivatives.

4. **Repurchase and Resale Agreements**

As discussed in Note 2, the Company enters into repurchase and resale agreements where we transfer securities to/from PNC Bank, a related party, with the agreement to repurchase/resell those

securities at a future date for a specified price. Repurchase and resale agreements are treated as collateralized financing transactions for accounting purposes and are generally carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest. Our policy is to take possession of securities purchased under agreements to resell. We monitor the market value of securities to be resold and additional collateral (see resale agreements securities collateral and net amounts in chart below) may be obtained where considered appropriate to protect against credit exposure.

The table below shows the amounts owed under resale and repurchase agreements. Refer to Note 10, Fair Value of Financial Instruments, for additional information regarding the resale and repurchase agreements. We do not present any repurchase and resale agreements entered into with the same counterparty under a master netting agreement on a net basis on our Statement of Financial Condition.

Refer to Note 3, Financial Derivatives, for additional information related to offsetting of financial derivatives.

Resale and Repurchase Agreements Offsetting

December 31, 2024 (in thousands)	Gross Resale and Repurchase Agreements	Amounts Offset Under Master Netting Agreements	Net Resale and Repurchase Agreements	Securities Collateral Held/ Posted Under Master Netting Agreements (a)	Net Amounts
Resale Agreements	$ 390,798	$ —	$ 390,798 (b)	$ 390,798	$ —
Repurchase Agreements	$ 1,178,305	$ —	$ 1,178,305 (c)	$ 1,178,305	$ —

(a) Represents the fair value of securities collateral purchased or sold, up to the amount owed under the agreement, for agreements supported by a legally enforceable master netting agreement.
(b) Represents the resale agreement amount included in resale agreements on the Statement of Financial Condition at December 31, 2024.
(c) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense in the amount of $176 thousand at December 31, 2024, which is included in other liabilities on the Statement of Financial Condition.

The following table summarizes our gross repurchase agreements as of December 31, 2024 by type of collateral pledged. All repurchase agreements have remaining contractual maturities that are classified as overnight or continuous as of December 31, 2024. Overnight repurchase

agreements have a one-day maturity while continuous repurchase agreements have no fixed maturity date and are cancellable by either party at any time.

Repurchase Agreements by Type of Collateral Pledged
December 31, 2024
(in thousands)

Gross Repurchase Agreements (a) (b)		
U.S. Treasury and government securities	$	52,151
Residential mortgage-backed agency securities		986,639
Commercial mortgage-backed agency securities		139,515
Total	$	1,178,305

(a) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense in the amount of $178 thousand at December 31, 2024, which is included in other liabilities on the Statement of Financial Condition.
(b) Repurchase agreement collateral represents settlement date positions at December 31, 2024.

5. Receivables From and Payables to Brokers, Dealers and Others

Receivables from and payables to brokers, dealers, and others recorded at cost arise from the settlement of securities transactions and consist of the following at December 31, 2024:

(in thousands)		Receivables		Payables
Fails to deliver/receive	$	5,739	$	—
Amounts due from/to brokers and dealers related to underwriting (a)		23,977		2,084
Other amounts due from/to brokers and dealers		224		129
Total	$	29,940	$	2,213

(a) The amount due from brokers and dealers related to underwriting at December 31, 2023 was $16.3 million.

6. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, required capital is the greater of $250 thousand or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2024, the Company had net capital of $867.5 million, which was $867.2 million in excess of its required net capital of $250 thousand.

The Company paid dividends of $355 million in 2024 to its Parent. The Company also complied with applicable regulatory notification requirements for these dividends.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2024, qualified securities designated for the exclusive benefit of customers totaled $5.8 million. In addition, the Company maintained $7.8 million in cash for the exclusive benefit of customers. These balances are

included in cash and securities segregated under Federal and other regulations on the Statement of Financial Condition.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

7. **Related-party Transactions**

Cash and cash equivalents include cash on deposit with PNC Bank of $31.5 million. Cash and securities segregated under Federal and other regulations includes $5.8 million of qualified securities designated for the exclusive benefit of customers, which is held in an account with PNC Bank. Included in securities owned at fair value are corporate debt securities issued by PNC Bank in the amount of $12.3 million.

Short-term funding is provided by PNC through a $500 million unsecured subordinated line of credit. The line of credit bears interest at the approximate interest rate equal to PNC's fully loaded blended long-term debt rate. At December 31, 2024, the Company had no outstanding balance under the line of credit. Borrowings under the line of credit do not qualify as regulatory net capital.

Overnight funding is provided by PNC Bank through secured lines of credit of $1.0 billion and $500 million. The lines of credit bear interest at the Overnight Bank Funding Rate plus 100 basis points. The lines also bear a 10 basis point charge for unused portions. At December 31, 2024, the Company had total obligations, including fees, of $383 thousand under the lines of credit, which is reflected in other liabilities on the Statement of Financial Condition.

The Company performs syndication services and other placement services for third party clients of PNC Bank.

The Company pays monthly fees to PNC and PNC Bank for occupancy, overhead and administrative services. The Company had a payable due to PNC Bank for overhead and administrative services of $6.0 million at December 31, 2024, which is reflected in other liabilities on the Statement of Financial Condition.

The Company enters into interest rate swap agreements with PNC Bank to manage interest rate risk as described in Note 3.

The Company utilizes forward contracts with PNC Bank in the form of TBA ("To Be Announced") securities as described in Note 3. The total gross notional amount on the forward contracts at December 31, 2024 was $126.2 million. The cumulative unrealized gains and losses on these instruments at December 31, 2024 was $701 thousand and $4.1 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

During the normal course of business, the Company executed transactions with PNC Bank to purchase securities under agreement to resell or sell securities under agreement to repurchase.

The Company participated in the PNC single employer pension plan as described in Note 8. The Company had a payable due to PNC for its required contribution of $31.9 million at December 31, 2024, which is reflected in accrued salaries and benefits on the Statement of Financial Condition. The Company also had a payable due to PNC for post-retirement benefits of $52 thousand at December 31, 2024, which is reflected in accrued salaries and benefits on the Statement of Financial Condition.

PNC Bank and PNC Investments, affiliates of the Company, have accounts with the Company for various securities and money market funds. The balance of these accounts at December 31, 2024 was $201.8 million and are not reflected of the Company's Statement of Financial Condition.

Other receivables and liabilities with affiliates not discussed elsewhere of $765 thousand and $1.0 million, respectively, were recognized in the Statement of Financial Condition at December 31, 2024.

8. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC.

PNC also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "Postretirement Benefits") through various plans. PNC established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance benefit obligations. There are no separate plans solely for the employees of the Company.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

9. Stock Based Compensation Plans

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive shares/performance units, restricted shares, restricted share units, other share-based awards and dollar denominated awards to certain executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 9 million at December 31, 2024. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans totaled approximately 13 million shares at December 31, 2024.

Certain employees of the Company receive restricted awards/units under the PNC Incentive Plans.

Restricted Share/Restricted Share Unit Awards

The fair value of nonvested restricted share/restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock price on the date of grant with a reduction for estimated forfeitures.

The weighted-average grant-date fair value of restricted share unit awards granted in 2024 was $149.13 per share. The total intrinsic value of restricted share/restricted share unit awards vested and released during 2024 was $6.0 million.

Restricted Share/Restricted Share Unit Awards – Rollforward

	Nonvested Restricted Share/ Restricted Share Units	Weighted-Average Grant Date Fair Value
December 31, 2023	111,524	$ 172.17
Granted	71,492	149.13
Vested/Released	(40,729)	166.99
Forfeited	(1,219)	160.17
December 31, 2024	141,068	$ 162.10

10. Fair Value of Financial Instruments

Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date. GAAP focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1   Fair value is determined using a quoted price in an active market for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market and certain U.S. Treasury securities that are actively traded in over-the-counter markets.

Level 2   Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs.

Level 3   Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing services, pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads and where dealer quotes received do not vary widely and are based on current information. Inactive markets are typically characterized by low transaction volumes, price quotations that vary substantially among market participants or are not based on current information, wide bid/ask spreads, a significant increase in implied liquidity risk premiums, yields, or performance indicators for observed transactions or

quoted prices compared to historical periods, a significant decline or absence of a market for new issuance, or any combination of the above factors. We also consider nonperformance risks including credit risk as part of our valuation methodology for all assets and liabilities measured at fair value.

Securities are classified within the fair value hierarchy after giving consideration to the activity level in the market for the security type and the observability of the inputs used to determine the fair value. When a quoted price in an active market exists for the identical security, this price is used to determine fair value and the security is classified within Level 1 of the hierarchy. Level 1 securities include certain U.S. Treasury securities. When a quoted price in an active market for the identical security is not available, fair value is estimated using either an alternative market approach, such as a recent trade or matrix pricing, or an income approach, such as a discounted cash flow pricing model. If the inputs to the valuation are based primarily on market observable information, then the security is classified within Level 2 of the hierarchy. Level 2 securities include agency residential mortgage-backed securities, agency commercial mortgage-backed securities, municipal securities, and other debt securities. Level 2 securities are predominantly priced by or validated against third parties, either a pricing vendor or dealer.

In certain cases where there is limited activity or less transparency around the inputs to the valuation, securities are classified within Level 3 of the hierarchy. Certain infrequently traded financial instruments are classified in Level 3. The significant unobservable inputs used to estimate the fair value of these securities include an estimate of expected credit losses and a discount for liquidity risk. These inputs are incorporated into the fair value measurement by either increasing the spread over the benchmark curve or by applying a credit and liquidity discount to the par value of the security. Significant increases (decreases) in credit and/or liquidity risk could result in a significantly lower (higher) fair value estimate. Assets and liabilities measured at fair value on a recurring basis are summarized below.

The following table represents assets and liabilities measured at fair value on a recurring basis at December 31, 2024:

(in thousands)	Level 1	Level 2	Level 3	Assets/ Liabilities Measured at Fair Value
Assets				
Financial derivatives				
TBA derivatives	$ —	$ 21,883	$ —	$ 21,883
Interest rate derivatives	—	2,285	—	2,285
Futures	1,267	—	—	1,267
Total financial derivatives	1,267	24,168	—	25,435
Securities owned at fair value				
Trading securities				
Debt				
U.S. Treasury and government (a)	$ 63,982	$ —	$ —	$ 63,982
Residential mortgage-backed agency	—	1,277,636	—	1,277,636
Commercial mortgage-backed agency	—	261,560	—	261,560
State and municipal	—	125,399	—	125,399
Corporate debt	—	121,420	—	121,420
Total trading securities	63,982	1,786,015	—	1,849,997
Total assets	$ 65,249	$ 1,810,183	$ —	$ 1,875,432
Liabilities				
Financial derivatives				
TBA derivatives	$ —	$ 11,525	$ —	$ 11,525
Total financial derivatives	—	11,525	—	11,525
Securities sold not yet purchased				
Debt				
U.S. government and agencies	$ 331,808	$ 21,232	$ —	$ 353,040
Corporate debt	—	83,444	—	83,444
Total securities sold not yet purchased	331,808	104,676	—	436,484
Total liabilities	$ 331,808	$ 116,201	$ —	$ 448,009

(a)   Includes $5.8 million qualified securities designated for the exclusive benefit of customers (See Note 6)

The Company had no Level 3 assets or liabilities as of December 31, 2024.

PNC Capital Markets LLC
Notes to Financial Statement
December 31, 2024

The following represents additional fair value information related to financial instruments:

December 31, 2024

(in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and due from bank (a)	$ 39,287	$ 39,287	$ 39,287	$ —	$ —
Short-term assets	34,676	34,676	24,391	10,285	—
Money market mutual fund	190,155	190,155	190,155	—	—
Resale agreements	390,798	390,798	—	390,798	—
Trading securities (b)	1,849,997	1,849,997	63,982	1,786,015	—
Financial derivatives					
Not designated as hedging instruments under GAAP	25,435	25,435	1,267	24,168	—
Total financial instruments	$ 2,530,348	$ 2,530,348	$ 319,082	$ 2,211,266	$ —
Liabilities					
Securities sold not yet purchased	$ 436,484	$ 436,484	$ 331,808	$ 104,676	$ —
Repurchase agreements	1,178,129	1,178,129	—	1,178,129	—
Other liabilities	18,575	18,575	14,090	4,485	—
Financial derivatives					
Not designated as hedging instruments under GAAP	11,525	11,525	—	11,525	—
Total financial instruments	$ 1,644,713	$ 1,644,713	$ 345,898	$ 1,298,815	$ —

(a) Includes $7.8 million in restricted cash for the exclusive benefit of customers (See Note 6).
(b) Includes $5.8 million qualified securities designated for the exclusive benefit of customers (See Note 6).

During 2024, there were no transfers of assets or liabilities between Levels 1 and 2.

The aggregate fair values in the table above do not represent the total market value of PNCCM's assets and liabilities, as the table excludes the following:

- Real and personal property,
- Other assets and reserves,
- Other accrued expenses, and
- Other general liabilities.

We used the following methods and assumptions to estimate fair value amounts for financial instruments.

General
For short-term financial instruments realizable in three months or less, the carrying amount reported on our Statement of Financial Condition approximates fair value. Unless otherwise stated, the rates used in discounted cash flow analyses are based on market yield curves.

Cash and Cash Equivalents
The carrying amounts reported on our Statement of Financial Condition for cash and cash equivalents approximate fair values. For purposes of this disclosure only, cash and cash equivalents includes the following:

- Cash on deposit with PNC Bank and
- Restricted deposit with unaffiliated bank.

Cash and due from banks are classified as Level 1.

Money market mutual fund is presented as a separate line as Level 1.

Short-Term Assets
The carrying amounts reported on our Statement of Financial Condition for short-term investments approximate fair values primarily due to their short-term nature. For purposes of this disclosure only, short-term assets include the following:
- Cash collateral, and
- Accrued interest receivable

Short-term assets are classified as Level 1 and Level 2.

Trading Securities
For trading securities, we primarily use prices obtained from pricing services, dealer quotes or recent trades to determine the fair value of securities. As of December 31, 2024, all of the positions in these portfolios were priced by or validated against pricing data provided by third-party vendors. The third-party vendors use a variety of methods when pricing securities that incorporate relevant market data to arrive at an estimate of what a buyer in the marketplace would pay for a security under current market conditions. One of the vendor's prices are set with reference to market activity for highly liquid assets, such as U.S. Treasury and agency securities and agency mortgage-backed securities, and matrix pricing for other asset classes, such as commercial mortgage and other asset-backed securities. Another vendor primarily uses pricing models considering adjustments for ratings, spreads, matrix pricing and prepayments for the instruments we value using this service, such as agency adjustable rate mortgage securities, agency CMOs, commercial mortgage-backed securities, and municipal bonds. Management uses various methods and techniques to validate prices, including reference to third-party sources, by reviewing valuations of comparable instruments, or by comparison to internal valuations.

Resale and Repurchase Agreements
As discussed in Note 2, repurchase and resale agreements are generally carried at the amounts at which the securities will be subsequently reacquired or resold. All repurchase and resale agreements have remaining contractual maturities that are classified as overnight or continuous as of December 31, 2024. Overnight repurchase agreements have a one-day maturity while continuous repurchase agreements have no fixed maturity date and are cancellable by either party at any time.

Resale and repurchase agreements are classified as Level 2.

Other Liabilities
Cash collateral payable, accrued interest and fees payable are considered to be their fair value because of their short-term nature.

Financial Derivatives
The majority of derivatives that we enter into are executed over-the-counter and are valued using internal models. These derivatives are classified as Level 2 as the readily observable market inputs to these models are validated to external sources. The external sources for these inputs include industry pricing services, or are corroborated through recent trades, dealer quotes, yield curves, implied volatility or other market-related data. Level 2 financial derivatives are primarily estimated using a combination of Eurodollar future prices and observable benchmark interest rate swaps to construct projected discounted cash flows. Level 1 financial derivatives are active exchange-traded futures and options contracts. We do not utilize a net presentation of the Statement of Financial Condition for those derivative financial instruments entered into with

counterparties under legally enforceable master netting agreements. Netting by counterparty is not relevant to the fair value presentation.

11. Financial Instruments With Market and Credit Risk

The Company enters into various transactions involving financial instruments with market and credit risk, including securities sold not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and conduct related hedging activities, and are subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statement. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to market and credit risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. Litigation

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates, both that a loss is probable, and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. When we are able to do so, we also determine estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount.

In our experience, legal proceedings are inherently unpredictable. In many legal proceedings, various factors exacerbate this inherent unpredictability, including, among others, one or more of the following: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the plaintiff is seeking relief other than or in addition to compensatory damages; the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are a large number of parties named as defendants (including where it is uncertain how liability, if any, will be shared among multiple defendants). As a result, we

may not always be able to estimate possible losses or ranges of possible losses for every matter that we disclose.

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiries covering a broad range of issues in our business, in some cases as part of reviews of specified activities at multiple industry participants. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

The Company and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations will have a material adverse effect on our results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

We do not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such legal proceedings will have a material adverse effect on our financial position.

13. Commitments and Contingencies

The Company enters into subscription services with remaining terms of less than two years with certain renewal options for like terms. At December 31, 2024, future minimum amounts under these agreements aggregated to $3.3 million. Minimum amounts for the years 2025 and 2026 are $2.2 million and $1.1 million, respectively. There are no commitments after 2026.

As of December 31, 2024, the Company has recorded a right of use asset of $24 thousand and a lease liability associated with future payments due under the lease of $615 thousand for a general office lease with a remaining term of less than six years.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company did not have any underwriting or when-issued contractual commitments at December 31, 2024.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within regular way trading conventions as determined by the type of transaction. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's financial statement in 2024.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation

PNC Capital Markets LLC
Notes to Financial Statement
December 31, 2024

(FICC), the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC and in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2024, the Company's commitment to the CCLF was $379.2 million of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

14. Fee-Based Revenue From Contracts With Customers

A subset of our noninterest income relates to certain fee-based revenue within the scope of ASC Topic 606 – Revenue from Contracts with Customers (Topic 606). The objective of the standard is to clarify the principles for recognizing revenue from contracts with customers across all industries and to develop a common revenue standard under GAAP. The standard requires the application of a five-step recognition model which is to identify the contract, performance obligations, and transaction price, and then allocate the transaction price across the performance obligations and recognize revenue when the performance obligations have been met.

Investment Banking Fees
The Company underwrites securities for business entities and state and local governmental entities that want to raise funds through a sale of corporate bonds, municipal bonds or equity securities. The Company also acts as a placement agent in connection with the issuance of securities and earns a fee upon the successful placement of securities. Receivables associated with underwriting fees are discussed in Note 5, Receivables from and Payables to Brokers, Dealers and Others. Receivables associated with corporate security underwritings typically settle within 90 days following the syndicate settlement date.

Structuring Fees
Structuring fees earned include fees the borrower pays as set forth in the lender fee agreement for asset-based finance lending contracts. Payment for structuring services is generally due promptly upon completion of the transaction. We recognize a receivable between the date of completion of the transaction and payment by the customer. Receivables associated with asset-based finance lending contracts of $3.1 million as of December 31, 2024, are included within receivables from customers on the Statement of Financial Condition. The balance as of December 31, 2023 was $2.7 million.

Mutual Fund Fees
The Company generates mutual fund fee revenue based on the average daily net asset value of customer positions at various mutual fund companies. Receivables associated with mutual funds of $937 thousand as of December 31, 2024, are included within other receivables on the Statement of Financial Condition. The balance as of December 31, 2023 was $993 thousand.

Securities Trading Fees
Securities trading fees include fees charged to customers for facilitating purchases and sales of securities in brokerage accounts.

Bond Remarketing Fees
Bond remarketing fees include the fees charged for the remarketing of variable rate demand notes (VRDNs) on a periodic basis. Receivables associated with bond remarketing activities of $857 thousand as of December 31, 2024 are included within other receivables on the Statement of Financial Condition. The balance as of December 31, 2023 was $778 thousand.

PNC Capital Markets LLC
Notes to Financial Statement
December 31, 2024

15. **Subsequent Events**

The Company has conducted a review for any additional significant subsequent events through February 27, 2025, that would require additional disclosures. During the Company's review, it was determined that no additional significant subsequent events have occurred that would require additional disclosures in these notes to the financial statement at December 31, 2024.